Rikard D. Lundberg
Attorney at Law
June 20, 2008	303.223.1232 tel
303.223.8032 fax
rlundberg@bhfs.com

Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	China Energy Recovery, Inc. (the "Company")
Registration Statement on Form S-1 (the "Registration Statement")
Filed May 6, 2008
File No. 333-150659

Dear Ms. Long:

In response to your letter to Mr. Qinghuan Wu dated June 4, 2008 and on behalf of the Company, we provide the following responses to the comments contained in your letters. We are also filing Amendment No. 1 to the Registration Statement simultaneously herewith.

General

1.	Please update your financial statements and related disclosures to the period ended March 31, 2008.

The Company has updated its financial statements and related disclosures accordingly.

2.
Please revise to include a more specific and comprehensive discussion of how you are accounting for shares exchanged with Poise Profit International, Ltd. ("Poise") including if and why you believe this transaction is a reverse acquisition. Reference paragraph 17 of FAS 141.

The Company has included a more specific and comprehensive discussion of this topic in Note 16 to the consolidated financial statements.

3.	Please tell us what consideration you have given to presenting pro forma financial information showing the impact of your Securities Purchase Agreement. Reference Article 11 of Regulation S-X.

The Company does not believe that Article 11 of Regulation S-X requires the Company to present pro forma financial information showing the impact of the Securities Purchase Agreement.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Ms. Pamela Long
June 20, 2008

Rule 11-01(a) of Regulation S-X sets forth the circumstances when a registrant must furnish pro forma financial information. Of the different subsection in Rule 11-01(a), only subsections (1), (3) and (8) could potentially be applicable to the Financing (as defined below).

Rule 11-01(a)(1) provides that a registrant must furnish pro forma financial information if during the most recent fiscal year or subsequent interim period for which a balance sheet is required by Rule 3-01 of Regulation S-X, a significant business combination accounted for as a purchase has occurred. The Securities Purchase Agreement relates to the private placement that the Company closed on April 15, 2008 pursuant to which the Company issued and sold Series A Convertible Preferred Stock and warrants (the "Financing"). The Financing was a condition precedent to the closing of the Company's share exchange on the same date (the "Share Exchange"). The Financing was an equity purchase transaction, not a business combination transaction. Therefore, the Company believes that it is not required to furnish pro forma financial information pursuant to Rule 11-01(a)(1) of Regulation S-X.

Rule 11-01(a)(3) provides that a registrant must furnish pro forma financial information if securities being registered by the registrant are to be offered to the security holders of a significant business to be acquired or the proceeds for the offered securities will be applied directly or indirectly to the purchase of a specific significant business. The shares of the Company's common stock registered in the Registration Statement consist mainly of the shares of the Company's common stock underlying the Series A Convertible Preferred Stock and warrants issued and sold in the Financing and other securities registered for resale by selling stockholders. The Company is registering 1,000,000 shares of the Company's common stock originally issued in the Share Exchange to the Poise stockholders but subsequently transferred to a third party. Hence, because the Share Exchange has already been consummated and the Company is not registering in the Registration Statement any shares of the Company's common stock on behalf of the former Poise stockholders, the shares registered are not to be offered to the security holders of a significant business to be acquired. Further, the Company will not receive any of the proceeds from sales of the Company's common stock registered in the Registration Statement and, consequently, the proceeds for the offered securities will not be applied to the purchase of any specific significant business. Therefore, the Company believes that it is not required to furnish pro forma financial information pursuant to Rule 11-01(a)(3) of Regulation S-X.

Lastly, Rule 11-01(a)(8) provides that a registrant must furnish pro forma financial information if consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. The securities issued in the Financing consist of Series A Convertible Preferred Stock and warrants, each class of securities which is convertible or exercisable into shares of the Company's common stock. The issuance of the securities in the Financing had no immediate dilutive effect on the Company's holders of common stock. Because the Company was a shell company before the closing of the Financing, the pro forma financial information presented in the Registration Statement is in substance that of Poise, the accounting acquirer, and contains only a very limited number of pro forma adjustments compared to the financial information of Poise on its own. Further, the Financing is not expected to result in any significant change in earnings per share, either on a basic or diluted basis. Therefore, because the Financing does not have any material impact on the pro forma financial information, the Company believes that it is not required to furnish pro forma financial information pursuant to Rule 11-01(a)(8) of Regulation S-X.

Ms. Pamela Long
June 20, 2008

4.
Please tell us what consideration you gave to Rule 3-05 of Regulation S-X in determining whether you should include the historical financial statements of China Energy Recovery, Inc. In this regard, please clarify if China Energy Recovery, Inc. was an operating company or a shell company. Please note that if China Energy Recovery, Inc. was an operating company but became a shell company as a result of the Asset Purchase Agreement with MMA Acquisition, it appears to us that the historical financial statements may need to be included.

Rule 3-05(a)(2) of Regulation S-X provides that for purposes of determining whether the provisions of Rule 3-05 apply, the determination of whether a business has been acquired should be made in accordance with the guidance set forth in Rule 11-01(d) of Regulation S-X. Rule 11-01(d) provides that for purposes of Rule 11-01 itself, the term "business" should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. The Company was a shell company before the closing of the asset sale with MMA Acquisition Company on January 25, 2008 and the Share Exchange on April 15, 2008. The Company has accounted for the Share Exchange as a reverse acquisition transaction. The continuing business is essentially that of Poise, the accounting acquirer, not the Company’s as it existed before the Share Exchange. Because the continuing business is that of Poise, the historical financial information of the Company is not material to an understanding of future operations of the combined entity. Therefore, the Company did not include the historical financial statements of the Company for the period before the closing of the Share Exchange.

Cover Page

5.	Please state the market price of your common stock as of the most recent practicable date.

The Company has revised the cover page accordingly.

Prospectus Summary

Recent Developments, page 1

6.	Please clarify whether the outstanding shares you are registering for resale are shares that you issued in the share exchange.

The Company is registering for resale 1,000,000 shares of common stock originally issued in the Share Exchange but not currently held by the former stockholders of Poise. The Company is not registering for resale any shares issued to and currently held by the stockholders of Poise in the Share Exchange. The shares of the Company's common stock that are being registered for resale consist of: (a) 3,937,122 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock issued in the Financing, (b) 1,968,561 shares of common stock issuable upon exercise of warrants issued in the Financing, (c) 57,870 shares of common stock underlying warrants issued to a bridge lender to the Company, (d) 3,992,134 shares of common stock held by stockholders who acquired the shares from the Company while the Company was a shell company, and (e) 1,000,000 shares of common stock originally issued in the Share Exchange but not currently held by the former stockholders of Poise.

Ms. Pamela Long
June 20, 2008

7.
Please clarify whether the shares you are registering for resale that underlie convertible preferred stock and outstanding warrants are the shares underlying the units you issued as a condition to the share exchange. Please also clarify the number of shares issuable upon conversion or exercise of these securities, as well as the conversion or exercise price, on a post-split basis.

The Company is registering for resale (a) 3,937,122 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock issued in the Financing at a conversion price of $2.16 per share on a post-split basis, and (b) 1,968,561 shares of common stock issuable upon exercise of warrants issued in the Financing at an exercise price of $2.58 per share on a post-split basis.

8.
Please include clear disclosure in your Summary section, under an appropriate subheading and with cross-references to more expansive disclosure elsewhere in the prospectus, that neither the company nor Hi-Tech actually owns the companies that engage in the business that provides the company with its revenue. Please briefly summarize the various contractual relationships that you or Hi-Tech have with the operating entities and briefly explain how you receive your revenue under these contracts. Please also briefly disclose, in the summary, the conflicts of interest that members of your management may have as a result of their interests in these entities.

The Company has inserted a new sub-section in the Prospectus Summary section entitled “Organizational Structure, Limitations on Ownership and Conflicts of Interest” containing the requested disclosures.

Risk Factors, page 2

9.	Please note that you should avoid discussing risk factors that do not describe material risks faced by your company. The following risk factors appear generic.

Please disclose how each risk factor specifically affects our company or remove the factor.

•	On page 2, "Projections about our future financial performance are uncertain and our future financial performance is not guaranteed."
•	On page 11, "We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us."
•
On page 12, "If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence n our financial reporting, which could harm our business and the trading price of our stock."

The Company has revised the risk factors accordingly.

10.	Please avoid discussing risks you have already previously described. The following risk factors appear similar to prior risk factors. Please combine or consolidate as necessary.

•
On page 5, "Our business strategy relies heavily on our ability to attract and retain highly qualified personnel, with out whom we would be unable to maintain the quality of our services." This appears similar to a risk factor described on page 3.

•	On page 7, "Fluctuation in the value of the Renminbi may have a material adverse effect on your investment." This appears similar to the risk factor on page 5.

The Company has revised the risk factors accordingly.

Ms. Pamela Long
June 20, 2008

Mr. Wu Qinghuan, one of our directors and our Chairman of the Board and Chief Executive Officer, may have potential conflicts of interest with us, page 11

11.
In this risk factor, please clearly state that Mr. Wu is the sole owner of Shanghai Environmental and that he jointly owns Shanghai Engineering with his wife, Zhou Jialing, also a director of your company. We note that the Consulting Services Agreements, the Operating Agreements, the Option Agreements and the Equity Pledge Agreements entered into between Hi-Tech and Shanghai Environmental and Shanghai Engineering allow the parties to assign their rights under the agreements. Please expand this risk factor to discuss the conflict of interest that may exist between China Energy Recovery's management and its shareholders since management could assign the contractual rights to third parties which would result in China Energy Recover's shareholders holding stock in a company without any business operations.

The Company has revised the risk factor accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Revenue Recognition, page 15

12.	Please define "EPC services."

The term "EPC services" was originally defined on page 24 of the Registration Statement. The Company has revised its disclosures by moving the definition to the first occurrence of the term and to elaborate on the concept.

13.	Please revise to present a more specific and comprehensive discussion of your revenue recognition policy. In this regard, please address the following items:

•
Provide a comprehensive description of your revenue arrangements, including a discussion of whether your products and services are provided under revenue arrangements with multiple deliverables. If applicable, address for us how you have applied the guidance set forth in SAB 104 and EITF 00-21, Revenue Arrangements with Multiple Deliverables.

•	Please clarify how your design services differ from your EPC services.
•
Tell us how you determined that it was appropriate to use percentage of completion accounting for your EPC services, including what specific accounting literature you relied upon in making this determination.

•
We note from your disclosure on page 25 that you have a flexible pricing scheme for third party manufacturers. Tell us what consideration you have given to the impact that this practice has on your revenue recognition policy.

•	Tell us what impact the timing of your installation of an energy recovery system has on your revenue recognition policy.
•	Tell us what consideration you have given to the impact of the quality inspection you have described in Note 4 on your revenue recognition policy.

The Company has revised the disclosures in response to your comments and also provided responses to certain of your specific comments below.

•	If applicable, address for us how you have applied the guidance set forth in SAB 104 and EITF 00-21, Revenue Arrangements with Multiple Deliverables.

Ms. Pamela Long
June 20, 2008

The products that the Company sells mainly consist of waste heat boilers and other related equipment. The Company manufactures such products according to customer specifications and, once completed, delivers them to the customers in their entirety in one batch. Similarly, the deliverable when providing design services consists of engineering drawings, which the Company usually delivers in one batch to its customers.

EPC contracts are complex contracts involving multiple elements, such as design, manufacturing and installation, which all form one integral EPC project. The equipment ultimately installed at the end of an EPC project is highly customized for the particular customer's facilities. It would be difficult, if not impossible, to use any specific element of an EPC project on a standalone basis for any other facilities than for which it was intended. Similarly, because a specific element of an EPC project essentially has little value on a standalone basis, there is not objective and reliable evidence of the fair value of the undelivered remaining elements of the particular EPC project.

For the above-mentioned reasons, the Company believes that the guidance set forth in Staff Accounting Bulletin 104 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables," is not applicable to its business nor does it have any material effect on its revenue recognition policy.

•
We note from your disclosure on page 25 that you have a flexible pricing scheme for third party manufacturers. Tell us what consideration you have given to the impact that this practice has on your revenue recognition policy.

The flexible pricing scheme mentioned on page 25 relates to the Company's design services. Because the Company provides design services on a project-by-project basis and each project is unique, the Company has flexibility in determining contract prices for design services. This has no impact on the Company's revenue recognition policy.

•	Tell us what impact the timing of your installation of an energy recovery system has on your revenue recognition policy.

For sales of products, the Company does not install the products. The customer installs the products or engages another company to do the installation. The Company recognizes revenue when products are shipped, title and risk of ownership have passed, the customers accept the products upon quality inspection performed by them at the receipt of the products, the purchase price is agreed, and collectability is reasonably assured. Thus, the timing of installation does not have an impact on the Company's revenue recognition policy for sales of products.

For obvious reasons, timing of installation does not have an impact on the Company's revenue recognition policy for design services.

For EPC contracts, the Company uses percentage of completion accounting for revenue recognition which is time-related and an EPC contract is regarded as completed after installation. Thus, the timing of installation has been taken into account in the Company's revenue recognition policy.

•	Tell us what consideration you have given to the impact of the quality inspection you have described in Note 4 on your revenue recognition policy.

Ms. Pamela Long
June 20, 2008

The Company recognizes its product sales based upon the customers’ acceptance after quality inspections performed by the customers. The Company included this factor in the revised description of its revenue recognition policy above.

Results of Operations, page 15

14.
When you list multiple factors as contributing to the change in your results, please revise your disclosure to quantify the impact of each factor on your financial statements, where practicable. Please refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, and to Item 303 of Regulation S-K.

The Company has determined that it is only practical to quantify the impact of individual factors for the information under the caption “Selling, General and Administrative Expenses”. The Company has revised the Registration Statement accordingly. In other instances, it is difficult to derive directly and to quantify the impact of other factors on the Company's financial statements because of the highly customized nature of the Company's products and services.

Non-operating Income, page 17

15.
Please revise to more fully disclose the circumstances that led you to write off approximately $38,500 of accounts payable and tell us why you believe it is appropriate to record this as non-operating income.

The Company has never received any payment notices with respect to these accounts payable. As the accounts were aged over three years in 2006 and the Company had not made any payments on them, the Company believes that it is appropriate to record them as income to the Company. Further, as these accounts payable are not directly linked to the Company's normal operations, the Company recorded them in non-operating income. The Company has revised its disclosure in the Registration Statement to more fully describe the circumstances that led to the write-off.

Liquidity and Capital Resources, page 17

Operating Activities, page 17

16.	Please revise to disclose the circumstances that led to the increase in your bad debt expense.

The Company has revised the disclosure accordingly.

17.	Please revise to more specifically disclose the underlying reasons for the decrease in your accounts receivable balance.

The Company has revised the disclosure accordingly.

Business, page 19

Organizational Structure and Subsidiaries, page 20

Ms. Pamela Long
June 20, 2008

18.
Please revise your organizational chart on page 22 to clarify that the relationship that Hi-Tech has with Shanghai Engineering, Shanghai Environmental, and Si Fang are contractual and are not ownership interests.

The Company has revised the organizational chart accordingly.

19.
On pages 20 and 21, we note your discussion of the contracts between Hi-Tech and Shanghai Engineering and Shanghai Environmental. Please be sure to disclose all material terms of these contracts, specifically each party's ability to assign its rights under the contract to a third party.

The Company has revised the disclosure accordingly.

Customers, page 26

20.
We note your statement that more than 25% of your customers have purchased multiple other products and services from you. Please briefly disclose what types of products and services you are describing. To the extent not already previously described, please also disclose under "Products and Technology" on page 25.

The Company has revised the disclosures accordingly.

Directors and Executive Officers, page 28

21.
We note that your convention for identifying your executive officers and directors (last name first or first name last) varies throughout this section. Please be sure to refer to them consistently throughout the filing to avoid confusion.

The Company has revised the Registration Statement accordingly.

22.
We note that your website lists Michael Kurdziel as a director of your company. Please include him in the directors and executive officers table and provide a biography for him, as required by Item 401 of Regulation S-K.

Michael Kurdziel resigned as a director of the Company as of the closing of the Share Exchange. The Company has updated the information on its website to reflect Mr. Kurdziel's resignation.

Director Compensation, page 30

23.
We note that some of your directors are reimbursed for reasonable expenses incurred in attending board of directors or committee meetings. Please disclose which directors are reimbursed and if there is a limit on reimbursement levels.

Historically, the Company has not reimbursed its directors for reasonable expenses incurred in attending board of directors or committee meetings. However, the Company may reimburse its directors for such expenses in the future to the extent necessary for the effective management of the Company's affairs. There is no expense cap on such expenses, however, the Company will only reimburse directors for reasonable expenses incurred in order to attend board of directors and committee meetings. The Company has revised its disclosure accordingly.

Ms. Pamela Long
June 20, 2008

Security Ownership of Certain Beneficial Owners, page 31

24.	It appears that all the named executive officers and directors as a group beneficially own 19,757,090 shares of your common stock and not 20,757,090. Please revise accordingly.

The Company has revised the table on page 31 accordingly.

Certain Relationships and Related Party Transactions, page 32

25.
Please clearly explain and quantify each party's interest in each transaction between the company and Mr. Wu and the company and Park. Please disclose whether any of the amounts listed in the table are still outstanding. Additionally, please clarify the discrepancy between the amount listed in the table as receivable from Park ($572,036) and the amount listed in the text below the table ($901,438).

The Company has revised the disclosure accordingly.

26.
On pages 17 and 18, we note certain transactions with shareholders with regards to net cash used in investing and financing activities. Please disclose these transactions in this section and provide the information required by Item 404 of Regulation S-K.

The transaction disclosed on page 17 is already accounted for in the table under the caption "Certain Relationships and Related Transactions." However, in response to your comment #25, in revising the related party section, the Company has further described the transaction disclosed on page 17.

The Company has corrected the disclosure on page 18 to correctly set forth that the decrease in net cash used in financing activities was attributable to cash proceeds from short term bank loans and not to a related party transaction.

27.	Please disclose if any of your registration rights agreements, including the one for your warrants described on page 35, contain liquidated damages and, if so, how you have considered EITF 00-19-12.

The Registration Rights Agreements the Company entered into on April 15, 2008 in connection with the Financing contains a liquidated damages provision in Section 1(b). Pursuant to Section 1(b), if the Securities and Exchange Commission has not declared the Registration Statement effective within 150 days after the closing of the Financing (the "Required Effective Date"), the Company must, on the business day immediately following the Required Effective Date and each 30th day thereafter, make a payment to each investor in the Financing as partial compensation for such delay equal to 1% of the purchase price paid for the shares of preferred stock purchased by such investor and not previously sold by such investor until the Registration Statement is declared effective; provided, however, that in no event shall the payments made exceed in the aggregate 10% of such purchase price.

Ms. Pamela Long
June 20, 2008

Also, the Company issued an Amended and Restated Senior Secured Convertible Promissory Note (the "Tapirdo Note"), dated as of January 9, 2008, to Tapirdo Enterprises, LLC ("Tapirdo") pursuant to which Tapirdo has demand registration rights with respect to the shares of the Company's common stock issuable upon conversion of the Tapirdo Note. On January 9, 2008, Tapirdo converted the Tapirdo Note into 1,666,667 shares of the Company’s common stock on a post-stock split basis. The registration rights survive conversion of the Tapirdo Note. The Company is registering for resale 579,222 of these shares in the Registration Statement. Pursuant to Section 6 of the Tapirdo Note, if the Securities and Exchange Commission has not declared the Registration Statement effective within 120 days after the Company's receiving notice from Tapirdo of demand registration, then the Company shall, as additional consideration, deliver to Tapirdo on such 120th day, and on each successive 30th day thereafter until the Registration Statement has been declared effective, a number of shares of the Company's common stock equal to 1% of the number of shares of common stock into which the Tapirdo Note was convertible pursuant to Section 2(a) thereof. Notwithstanding anything to the contrary contained in Section 6 of the Tapirdo Note, the Company shall not be required to issue and deliver to Tapirdo additional shares of the Company's common stock pursuant to the extent that the securities including in the Registration Statement may be sold by Tapirdo without limitation pursuant to Rule 144 promulgated under the Securities Act.

Pursuant to the Financial Accounting Standards Board ("FASB") guidance in EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“EITF 00-19-2”), which was issued in December 2006, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether in a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). According to EITF 00-19-2 and FAS 5, a corporation shall recognize the obligation to make future payments or otherwise transfer consideration under a registration payment arrangement when it becomes probable that they will be incurred and the amounts are reasonably estimable. The Company is using all commercially reasonable efforts to achieve effectiveness of the Registration Statement within the time frames described above in order to avoid liability for liquidated damages. Therefore, as of the date of this letter, the Company believes that its obligation to make future payments or otherwise transfer consideration its registration payment arrangements is not probable.

Description of Capital Stock, page 34

28.
Please revise to disclose how you are accounting for the units issued in your Securities Purchase Agreement including how the units were initially valued, how they are being subsequently accounted for, and how the Preferred Stock and warrants are being classified on your balance sheet. Reference FAS 150 and EITF 00-19. In this regard, please tell us what consideration you gave to the trading price of your common stock in determining the value of the units.

The Financing was a private placement and the per unit price was negotiated among the parties based on an estimation of the future value of the Company resulting from the completion of substantial due diligence and an assessment of the Company's future opportunities.

The Company has classified its Series A Convertible Preferred Stock issued in the Financing as equity instruments based on paragraphs 12 to 32 of the FASB guidance in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settle in, a Company’s Own Stock,” (“EITF 00-19”). Further, pursuant to paragraph 8 of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), an issuer is required to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer: (a) mandatorily redeemable financial Instruments, (b) obligations to repurchase the issuer’s equity shares by transferring assets, and c) certain obligations to issue a variable number of shares. Because the Company's Series A Convertible Preferred Stock issued in the Financing does not fall into any of these categories, the Company classified it as equity instruments.

Ms. Pamela Long
June 20, 2008

The Company has classified its warrants issued in the Financing as derivative instrument liabilities. Pursuant to paragraph 27 of EITF 00-19, if an event that is not within a corporation's control, such as a change of control, could require net-cash settlement of the contract in question, then the contract must be classified as an asset or a liability. Pursuant to Section 9(d) of the terms of the warrants issued in the Financing, if any Fundamental Transaction (as defined in the warrants) constitutes or results in a change of control, the Company will purchase the warrants from the holders for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of the warrants. Because there are situations not within the Company's control that may require the Company to settle the warrants in cash, the warrants should be classified as liabilities pursuant to paragraph 27 of EITF 00-19. Further, the warrants issued in the Financing constitute obligations to repurchase the issuer’s equity shares by transferring assets pursuant to SFAS 150, thus being required to be classified as liabilities. Therefore, the Company has classified the warrants issued in the Financing as derivative instrument liabilities.

In its next periodic report, the Company expects to allocate the proceeds received in the Financing between the Series A Convertible Preferred Stock and warrants issued in the Financing first, to the warrants based on the fair market value of the warrants on the date that the proceeds were received and then, the balance to the Series A Convertible Preferred Stock.

In periodic reports thereafter, the Company expects that, based on fluctuations of the market price of the Company’s common stock, changes in the fair market value of the warrants issued at the Financing will result in either an increase or a decrease in the amount recorded as a liability and a corresponding adjustment to other income (or expense).

Selling Stockholders, page 35

29.
Please describe the private placement transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions and the consideration paid by the selling stockholders. Please also consider grouping together the list of selling shareholders who are offering shares underlying preferred stock and warrants, as distinct from those holders who are offering shares that are already outstanding. We may have additional comments regarding the resale of these shares upon review of the terms of the transactions in which they were acquired.

The Company has included the requested disclosure in the Registration Statement. The Company determined that it would be difficult to group the selling stockholders as suggested by the Securities and Exchange Commission because the Company is registering shares of common stock for resale on behalf of several selling stockholders whose registered shares come from several different origins.

30.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

Ms. Pamela Long
June 20, 2008

•	that the selling shareholders purchased in the ordinary course of business; and
•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

None of the selling stockholders is a registered broker-dealer and/or affiliated with a registered broker-dealer.

31.
Please either qualify or remove the statement that "the selling stockholders have not had any material relationship with us within the past three years other than through the ownership of our securities." We note that some of the selling stockholders have had significant and material relationships with your company, including Adam Agron, Jeffrey Dash, Jared Kaban, Michael Kurdziel, and Adam Roseman. Please disclose any other material relationships between your company and any of the selling stockholders. We further note that your website lists Adam Roseman as a member of your advisory board.

The Company has qualified the statement accordingly.

32.	It appears that you have repeated footnote 44 and omitted footnote 50 to the selling stockholder table. Please revise accordingly.

The Company has revised the selling stockholder table accordingly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 42

33.
We note that Moore Stephens Wurth Frazer and Torbet, LLP were the accountants for Poise Profit International and Subsidiaries. Please supplementally tell us what independent registered public accounting firm will be the auditor of the continuing entity. Please note that if you change from using AJ Robbins P.C. you are required to file a Form 8-K reporting this event. Refer to Item 4.01 of Form 8-K.

At the time of filing of the Registration Statement, AJ Robbins P.C. was the auditor of the continuing entity. Effective June 11, 2008, the Company's board of directors dismissed AJ Robbins P.C. as the Company's auditor and retained Moore Stephens Wurth Frazer and Torbet, LLP in its place as reported on the Company's Form 8-K filed on June 16, 2008.

Available Information, page 43

34.	Please note that the SEC's address is 100 F Street, NE rather than NW. Please revise accordingly.

The Company has revised the Registration Statement accordingly.

Consolidated Statement of Stockholders' Equity, page F-5

Ms. Pamela Long
June 20, 2008

35.
Please revise the notes to your financial statement to describe the terms of and your accounting for the owner capital withdraw. In addition, please clarify how this withdraw impacts your consolidated statements of cash flows.

The Company has revised Note 3 to the financial statements accordingly.

Note 2-Summary of Significant Accounting Policies, page F-9

General

36.
We note from your disclosures on page six and page F-15 that you provide your customers with a limited warranty. Please revise to include your accounting policy for this warranty and include a rollforward of the warranty reserve for each financial period presented. Reference paragraph 14 of FIN 45.

The accounting policy for this warranty and how this part of revenue is recognized is disclosed in the revised description of the Company's revenue recognition policy (in response to your comment #13) in Note 2 to the financial statements. The Company has also revised Note 9 to the financial statements to include a rollforward of the warranty reserve for each financial period presented.

Note 3-Supplemental disclosures of cash flow information, page F-14

37.
Please revise to more fully disclose the circumstances that led Haiyin to decrease its registered capital as an offset to the receivables of the stockholders and tell us how you accounted for this transaction.

The Company has revised the disclosure accordingly.

Note 4-Accounts receivables, page F-15

38.	Please revise to include a rollforward of your allowance for bad debts.

The Company has revised Note 4 to the financial statements accordingly.

39.	Please revise to clarify the following items regarding your retainage account:

•	Why there was no retainage balance in 2006,
•	How the deferred revenue is specifically earned; and
•	If the quality inspection process differs from your warranty period.

The Company has revised Note 4 to the financial statements accordingly.

Note 12-Segment Information and Concentrations of Credit Risk, page F-18

40.
Please revise your disclosure here and in your description of your business and MD&A to more specifically clarify how the nature of your arrangements changed from 2006 to 2007 and what circumstances led you to provide EPC contracts.

The Company has revised the disclosures accordingly.

Ms. Pamela Long
June 20, 2008

Unaudited Pro Forma Consolidated Statement of Operations, page F-21

41.	Please revise to present earnings per share data. Reference Article 11 of Regulation S-X.

Rule 11-02(b)(7) of Regulation S-X provides that historical primary and fully diluted per share data based on the registrant's continuing operations should be presented on the face of the pro forma condensed income statement, together with the number of shares used to compute the per-share data. For transactions involving the issuance of securities, the number of shares used in the calculation of the pro forma per-share data should be based on the weighted-average number of shares outstanding during the period, adjusted to give effect to shares subsequently issued or assumed to be issued had the particular transaction or event taken place at the beginning of the period presented. Accordingly, the Company has revised its pro forma financial statements to present earnings per share data.

Recent Sales of Unregistered Securities, page II-2

42.	In your discussion of the April 15, 2008 financing, please disclose that the total value of the loan from RMK Emerging Markets, LLC was $1,268,750.

The Company has revised the disclosure accordingly.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Rikard D. Lundberg
Rikard D. Lundberg